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                                  FORM 8-A/A

                                AMENDMENT NO. 1

                       SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C.  20549

               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR (g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


                               U.S. FOODSERVICE
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             (Exact name of registrant as specified in its charter)

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            Delaware                                     52-1634568
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(State of incorporation or organization)    (I.R.S. Employer Identification No.)


9755 Patuxent Woods Drive, Columbia, Maryland           21046
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   (Address of principal executive offices)           (Zip Code)
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If this form relates to the registration of a class of securities pursuant to
Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [x]

If this form relates to the registration of a class of securities pursuant to
Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [_]

Securities Act registration statement file number to which this form relates:
___________________ (if applicable)

Securities to be registered  pursuant to Section 12(b) of the Act:

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      Title of each class                    Name of exchange on which
      to be so registered                  each class is to be registered

Common Stock ($.01 par value per share)     New York Stock Exchange, Inc.
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Securities to be registered pursuant to Section 12(g) of the Act:

                                      None
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                                (Title of class)


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                                (Title of class)
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Item 1.  Description of Registrant's Securities to be Registered.

      As of the date of this amendment, U.S. Foodservice's authorized capital stock consists of 150,000,000 shares of common stock, par value $.01 per share, and 5,000,000 shares of preferred stock, par value $.01 per share. No shares of preferred stock are outstanding. No series of preferred stock has been designated other than the shares of Series A Junior Participating Preferred Stock referred to below. From time to time, we may amend our certificate of incorporation to increase our authorized capital stock available for issuance for purposes our board of directors may determine to be in the best interests of U.S. Foodservice and our stockholders. These purposes could include additional offerings of shares for cash and acquisitions of foodservice businesses, as well as the declaration of stock splits and stock dividends and other general corporate purposes.

     The following summary description of our capital stock is not complete and is subject to the provisions of the U.S. Foodservice certificate of incorporation and bylaws and the provisions of applicable law. Copies of our certificate of incorporation and bylaws have been filed or incorporated by reference as exhibits to this registration statement on Form 8-A.

Common Stock

      Subject to any prior rights of any holders of preferred stock then outstanding, holders of common stock are entitled to such dividends as may be declared from time to time by the U.S. Foodservice board of directors out of funds legally available for dividend payments. Each holder of common stock is entitled to one vote for each share owned by the holder on all matters submitted to a vote of common stockholders. Shares of common stock are not entitled to any cumulative voting rights. If there is a liquidation, dissolution or winding up of U.S. Foodservice, holders of common stock are entitled to share equally and ratably in any assets remaining after the payment of all debt and other liabilities, subject to the prior rights, if any, of holders of preferred stock. Holders of common stock have no preemptive or other subscription or conversion rights. The common stock is not subject to redemption.

Preferred Share Purchase Rights

      Each outstanding share of common stock has or will have attached to it one preferred share purchase right, which we refer to as a "right." Under our shareholder rights plan, the rights generally will be triggered upon the acquisition, or actions that would result in the acquisition, of 10% or more of our common stock by any person or group. For investors eligible to report their ownership of our common stock on Schedule 13G under the Securities Exchange Act of 1934, the rights generally will be triggered if such investors acquired, or took actions that would result in the acquisition of, 15% or more of the common stock. If triggered, these rights would entitle each registered holder of our common stock other than the acquiror to purchase, for the exercise price of each right held by such stockholder, one one-hundredth of a share of Series A Junior Participating Preferred Stock of U.S. Foodservice. In addition, if triggered, these rights would entitle our stockholders other than the acquiror to purchase, instead of the preferred stock and for the exercise price, shares of our common stock having a market value of two times the exercise price. Further, if a company acquires us in a merger or other business combination, or if we sell more than 50% of our consolidated assets or earning power, these rights will entitle our stockholders other than the acquiror to purchase, for the exercise price, shares of the common stock of the acquiring company having a market value of two times the exercise price. The terms of the rights are further described in a registration statement on Form 8-A which we have filed with the SEC.

      Our shareholder rights plan may discourage a third party from making a proposal to acquire U.S. Foodservice which we have not solicited or do not approve, even if the acquisition would be beneficial to our stockholders. As a result, our stockholders who wish to participate in such a transaction may not have an opportunity to do so.

Preferred Stock

      Under the U.S. Foodservice certificate of incorporation, the board of directors has the authority, without further action by U.S. Foodservice stockholders, to issue up to 5,000,000 shares of preferred stock in one or more series and to fix the voting powers, designations, preferences and the relative participating, optional or other special rights and qualifications, limitations and restrictions of each series, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences and the number of shares constituting any series. To date, the board of directors has fixed only the terms of the preferred stock, which it has designated as Series A Junior Participating Preferred Stock, issuable upon exercise of the rights. Because the board of directors has the power to establish the preferences and rights of the shares of any additional series of preferred stock, it may afford holders of any preferred stock preferences, powers and rights, including voting rights, senior to the rights of holders of the common stock, which could adversely affect the holders of the common stock.

Anti-Takeover Effect of Our Charter and Bylaw Provisions

      The U.S. Foodservice certificate of incorporation and bylaws contain certain provisions that could make it more difficult to consummate an acquisition of U.S. Foodservice by means of a tender offer, a proxy contest or otherwise.

      Classified Board of Directors. The certificate of incorporation and bylaws provide that the board of directors will be divided into three classes of directors, with the classes as nearly equal in number as possible. As a result, approximately one-third of the board of directors will be elected each year. The classification of the board of directors will make it more difficult for an acquiror or for other stockholders to change the composition of the board of directors. The certificate of incorporation provides that, subject to any rights of holders of preferred stock to elect additional directors under specified circumstances, the number of directors will be fixed in the manner provided in the bylaws. The bylaws provide that the number of directors will be fixed from time to time exclusively by resolution adopted by directors constituting a majority of the total number of directors that U.S. Foodservice would have if there were no vacancies on the board of directors. In addition, the certificate of incorporation provides that, subject to any rights of holders of preferred stock, and unless the board of directors otherwise determines, newly created directorships resulting from any increase in the authorized number of directors and any vacancies on the board of directors will be filled only by the affirmative vote of a majority of the remaining directors, though less than a quorum.

      No Stockholder Action by Written Consent. The certificate of incorporation provides that, subject to the rights of any holders of preferred stock to act by written consent instead of a meeting, stockholder action may be taken only at an annual meeting or special meeting of stockholders and may not be taken by written consent instead of a meeting. Failure to satisfy any of the requirements for a stockholder meeting could delay, prevent or invalidate stockholder action.

      Stockholder Advance Notice Procedure. The certificate of incorporation establishes an advance notice procedure for stockholders to make nominations of candidates for election as directors or to bring other business before an annual meeting of U.S. Foodservice stockholders. The stockholder notice procedure provides that only persons that are nominated for election as directors by a majority of the board of directors, or a duly authorized board committee, or by a stockholder of record who has given timely written notice to the secretary of U.S. Foodservice before the meeting at which directors are to be elected, will be eligible for election as directors. This notice is required to include specified information about the stockholder and each proposed director nominee, a description of all arrangements or understandings between the stockholder and each proposed nominee and any other persons, other information regarding each proposed nominee that would be required to be included in a proxy statement filed under SEC rules and regulations, and the written consent of each proposed nominee to serve as a director if elected. The stockholder notice procedure also provides that the only business that may be conducted at an annual meeting is business which has been brought before the meeting by, or at the direction of, the board of directors or by a stockholder who has given timely written notice to the secretary of U.S. Foodservice. This notice is required to include a brief description of the business desired to be brought before the meeting and the reasons for conducting that business at the meeting, any material interest of the stockholder in that business, and specified information about the stockholder and the stockholder's ownership of U.S. Foodservice capital stock.



Section 203 of the Delaware General Corporation Law

      U.S. Foodservice is subject to section 203 of the Delaware general corporation law, which, with specified exceptions, prohibits a Delaware corporation from engaging in any "business combination" with any "interested stockholder" for a period of three years following the time that the stockholder became an interested stockholder unless:

  . before that time, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

  . upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by persons who are directors and also officers and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

  . at or after that time, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 defines "business combination" to include the following:

  . any merger or consolidation of the corporation with the interested stockholder;

  . any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

  . subject to specified exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

  . any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

  . any receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, section 203 defines an "interested stockholder" as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by that entity or person.

      The application of section 203 may make it difficult and expensive for a third party to pursue a takeover attempt we approve even if a change in control of U.S. Foodservice would be beneficial to the interests of our stockholders.

Director Liability and Indemnification of Directors and Officers

      The Delaware general corporation law provides that a corporation may eliminate or limit the personal liability of each director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director except for liability for any breach of the director's duty of loyalty to the corporation or its stockholders, for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, in respect of unlawful dividend payments or stock redemptions or repurchases and for any transaction from which the director derives an improper personal benefit. The U.S. Foodservice certificate of incorporation provides for the elimination and limitation of the personal liability of directors for monetary damages to the fullest extent permitted by the Delaware general corporation law. In addition, the certificate of incorporation provides that if the Delaware general corporation law is amended to authorize the further elimination or limitation of the liability of a director, then the liability of the directors will be eliminated or limited to the fullest extent permitted by the Delaware general corporation law, as so amended. The effect of this provision is to eliminate the rights of U.S. Foodservice and its stockholders, through stockholder derivative suits on behalf of U.S. Foodservice, to recover monetary damages against a director for breach of the fiduciary duty of care as a director, including breaches resulting from negligent or grossly negligent behavior, except in the situations described above. The provision does not limit or eliminate the rights of U.S. Foodservice or any stockholder to seek non-monetary relief such as an injunction or rescission upon breach of a director's duty of care. This provision is consistent with section 102(b)(7) of the Delaware general corporation law, which is designed, among other things, to encourage qualified individuals to serve as directors of Delaware corporations.

     The U.S. Foodservice bylaws provide that U.S. Foodservice will, to the fullest extent permitted by the Delaware general corporation law, as amended from time to time, indemnify, and advance expenses to, each of its currently acting and former directors and officers.

Listing of Common Stock

     The common stock is listed on the New York Stock Exchange.

Transfer Agent and Registrar

     ChaseMellon Shareholder Services, L.L.C. serves as transfer agent and registrar for the common stock.

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Item 2.  Exhibits.

          1. Restated Certificate of Incorporation of the Registrant. Filed as Exhibit 3.1 to the Registrant's Registration Statement on Form S-3 (Commission File No. No. 333-59785) and incorporated herein by reference.

          2.   Amended and Restated By-Laws of the Registrant.  Filed as Exhibit
               4.2 to the Registrant's Registration Statement on Form S-3 (Commission File No. 333-81323) and incorporated herein by reference.

          3. Specimen certificate representing Common Stock, par value $.01 per share, of the Registrant. Filed as Exhibit 4.1 to the Registrant's Registration Statement on Form S-3 (Commission File No. 333-27275) and incorporated herein by reference.
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                                   SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          U.S. FOODSERVICE


                                      By: /s/  David M. Abramson
                                          ----------------------
                                          David M. Abramson
                                          Executive Vice President and
                                            General Counsel

Date:  June 25, 1999